February 6, 2018

Via EDGAR
Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561
RE:    Triumph Group, Inc.
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 24, 2017
Form 8-K furnished November 8, 2017
File No. 001-12235
Dear Mr. Shenk:
This letter responds to the comments set forth in your letter dated January 25, 2018 to James F. McCabe, Senior Vice President and Chief Financial Officer of Triumph Group, Inc. (the "Company"), regarding the Company's reports listed above. For your convenience, we have restated each of the Staff's comments and have provided the Company's response below the comments. Additionally, we plan on making all of the enhanced disclosures noted below on a prospective basis in future filings.

Form 10-K for Fiscal Year Ended March 31, 2017
Management’s Discussion and Analysis, page 23

1.
Please enhance your disclosure to include the anticipated future cost savings as a result of your restructuring activities, at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Refer to SAB Topic 5P.4.

Mr. Lyn Shenk
February 6, 2018

RESPONSE:
We understand the Staff's comment and acknowledge the disclosure requirements in SAB Topic 5P.4 provide useful information within Management’s Discussion and Analysis. In future filings, the Company will enhance its disclosure by including the anticipated future cost savings as a result of our restructuring activities, at the consolidated level, and where meaningful, at the reportable segment levels, and whether the actual results are in line with the our anticipated cost savings. In addition, we will include commentary on the anticipated savings and how they align with the Company's expectations and the reasons for the differences, and the likely effects on future operating results and liquidity. The Company will include the following enhanced disclosure in its Form 10-Q for the quarterly period ended December 31, 2017, which will be filed, on or about February 7, 2018:
"Our 2016 and 2017 restructuring plans and related activities were anticipated to generate annualized savings of approximately $300 million per year on a consolidated basis by fiscal year 2019 from facility consolidations, headcount reductions, operational efficiencies, and supply chain optimization. These anticipated savings were expected to come from our reportable segments approximately as follows: Integrated Systems - 23%; Aerospace Structures - 46%; Precision Components - 26% and Product Support - 5%. A significant portion of the anticipated savings are expected to be reinvested in business development, research & development and capital improvements to help drive organic growth. Through December 31, 2017, the Company is on target for its consolidated anticipated savings goals. However the nature of those savings has shifted over time to be more weighted towards our supply chain optimization and operational efficiencies than previously anticipated, offset by reduced expectations associated with the facility consolidations and headcount reductions."

Critical Accounting Policies
Goodwill and Intangible Assets, page 45

2.
Please revise or clarify your disclosure here and elsewhere where presented, that "[i]f based on this qualitative assessment the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed"…. Your disclosure does not appear to be consistent with ASC 350-20-35-3D.

RESPONSE:
We understand the Staff's comment and acknowledge that the Company made a typographical error. The word "not" in the following highlighted abstract was inadvertently included in our previous disclosure.
"[i]f based on this qualitative assessment the Company determines it is NOT more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed"
The Company will correct this typographical error in its Form 10-K for the fiscal year ending March 31, 2018, which is expected to be filed in May 2018, as follows:

Mr. Lyn Shenk
February 6, 2018

"[i]f based on this qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed"
Notes to Consolidated Financial Statements
21. Segments, Page 98

3.
We note your disclosure that effective April 2016 the Company realigned into four business units which comprise your operating segments, reporting units, and reportable segments. Please reconcile your disclosure with your website which states the Company is organized into three market-facing business units, and the description of your Precision Components segment which is integrated within the Aerospace Structures business unit description on your website.

RESPONSE:
The Company acknowledges the Staff's comment and believes its disclosure was correct and accurate in its the filing of its Form 10-K for the fiscal year ending March 31, 2017. Subsequent to such report, on December 4, 2017, the Company announced the combination of the business units via a press release titled "Triumph Group to Combine Precision Components with Aerospace Structures to Drive Competitiveness and Growth."
Additionally, the Company's website was updated subsequent to the announcement on January 2, 2018. The Company will include the following disclosure in its Form 10-Q for the quarter ended December 31, 2017, which is expected to be filed, on or about February 7, 2018:
"As previously announced in December 2017, effective January 1, 2018, the Company combined its Aerospace Structures and Precision Components reporting segments into one reporting segment, Aerospace Structures. Aerospace Structures and Precision Components share many of the same customers and suppliers and have substantial inter-company work on common programs. As a single operating segment, the Company believes it will be able to leverage their combined resources to make it more cost competitive and enhance performance. The newly formed operating segment will also be a reportable segment. As a result, effective January 1, 2018, the Company will have three reporting segments for future financial reporting purposes - Integrated Systems, Product Support and Aerospace Structures."
Form 8-K Furnished November 8, 2017
Exhibit 99.1

4.
We note you provide your adjusted operating margin in the highlights section of your earning release on page 1. Please present with equal or greater prominence the comparable GAAP margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI) for guidance.

RESPONSE:
We understand the Staff's comment and acknowledge that the Company did not disclose the comparable GAAP financial measure with equal or greater prominence than the non-GAAP measure. In its Exhibit 99.1 to the Current Report on Form 8-K furnished on February 1, 2018, the Company enhanced its disclosure by including the comparable GAAP financial measure (Operating margin)

Mr. Lyn Shenk
February 6, 2018

with equal or greater prominence to the non-GAAP financial measure. The Company will continue to provide this presentation in future filings that include such non-GAAP financial measures.

5.
We note you provide non-GAAP guidance for Adjusted Earnings per Diluted Share and Free Cash Use. Please present the comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the most directly comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to the above guidance and Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:
We understand the Staff's comment and acknowledge that the Company did not disclose the comparable GAAP guidance with equal or greater prominence than the non-GAAP guidance. In its Exhibit 99.1 to the Current Report on Form 8-K furnished on February 1, 2018, the Company enhanced its disclosure by including the comparable GAAP guidance with equal or greater prominence to the non-GAAP guidance and included a quantitative reconciliation to the most directly comparable GAAP guidance. The Company will continue to present the GAAP guidance when presenting the comparable non-GAAP guidance.

The Company notes that its reconciliation of Adjusted Earnings per Diluted Share in its Exhibit 99.1 to the Current Report on Form 8-K furnished on February 1, 2018 was presented starting with non-GAAP guidance. In the future, the Company will present any reconciliation of non-GAAP guidance starting with the most directly comparable GAAP measure.

6.	Please title your non-GAAP measure of Free Cash Use in a similar manner to your non-GAAP reconciliation of the measure which is titled as Free Cash Flow.
RESPONSE:
We understand the Staff's comment and acknowledge that the Company did not label the non-GAAP measure of Free Cash Use. In its Exhibit 99.1 to the Current Report on Form 8-K furnished on February 1, 2018, the Company titled its non-GAAP financial measure appropriately and accurately. The Company will continue to maintain this presentation in future filings that include such non-GAAP financial measures.

7.	Please present with equal or greater prominence the comparable GAAP margin to your Adjusted EBITDA Margin presented on page 9 of the earnings release. Refer to the aforementioned guidance.
RESPONSE:
We understand the Staff's comment and acknowledge that the Company did not disclose the comparable GAAP financial measure with equal or greater prominence than the non-GAAP measure. In its Exhibit 99.1 to the Current Report on Form 8-K furnished on February 1, 2018, the Company enhanced its disclosure by including the comparable GAAP financial measure with equal or greater prominence to the non-GAAP financial measure. The Company will continue to provide this presentation in future filings that include such non-GAAP financial measures.

Mr. Lyn Shenk
February 6, 2018

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

/s/ James F. McCabe
James F. McCabe
Senior Vice President and Chief Financial Officer